Form 51-102F3

Material Change Report

1.	Name and Address of Company

The Stars Group Inc. (“The Stars Group”, or the “Company”)

200 Bay Street

South Tower, Suite 3205

Toronto, Ontario, Canada

M5J 2J3

2.	Date of Material Change

April 21, 2018

3.	News Release

A news release (the “News Release”) relating to the material change (the “Material Change”) was issued and disseminated on April 21, 2018 through CNW Group and subsequently filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the News Release is attached as Schedule “A” hereto.

4.	Summary of Material Change

On April 21, 2018, the Company announced that it had agreed to acquire Cyan Blue Topco Limited, carrying on business as Sky Betting & Gaming (“SBG”), from Cyan Blue JerseyCo Limited (the holding vehicle for investment funds and vehicles advised by affiliates of CVC Capital Partners Limited) (“Cyan”), Sky UK Limited (a subsidiary of Sky plc) (“Sky”) and certain management shareholders in a cash and stock transaction valued at US$4.7 billion.

5.	Full Description of Material Change

Reasons for Acquisition

On April 21, 2018, the Company announced that it had agreed to acquire SBG from Cyan, Sky and certain management shareholders in a cash and stock transaction valued at US$4.7 billion.

This acquisition will provide The Stars Group with operational and financial benefits, including:

•	Greater revenue diversification and significantly enhanced exposure to sports betting, the world’s largest and fastest growing online gaming segment, as the majority of SBG’s revenues are generated by sports betting.

•	An increased presence in regulated markets, particularly within the United Kingdom, the world’s largest regulated online gaming market.

•	The development of sports betting as a second low-cost customer acquisition channel, complementing The Stars Group’s core poker business and enabling more effective cross-sell to players across multiple verticals.

•	Improved products and technology as a result of the addition of SBG’s innovative casino and sports book offerings, and portfolio of popular mobile apps.

•	Identified cost synergies of at least US$70 million per year.

Transaction Details

Under the terms of the sale and purchase deed and based on the closing price of The Stars Group’s common shares on April 20, 2018, the transaction has an enterprise value of approximately US$4.7 billion, of which US$3.6 billion is payable in cash and the remainder is payable in an aggregate of 37,934,054 newly-issued common shares, subject to adjustment in accordance with the terms of the sale and purchase deed. Upon completion of the transaction, the new shares will represent approximately 20% of The Stars Group’s issued and outstanding common shares. Substantially all of the common shares issued to the sellers will be subject to transfer restrictions for a minimum of six months, subject to customary exceptions.

The Stars Group has obtained fully committed debt financing of approximately US$6.9 billion including US$5.1 billion of first lien term loans, US$1.4 billion of senior unsecured notes and a US$400 million revolving credit facility. The funded proceeds of US$6.5 billion will be used for the cash portion of the transaction consideration, refinancing the Company’s existing first lien term loan and repaying SBG’s outstanding debt.

The Stars Group’s Board of Directors unanimously approved the transaction. The Stars Group anticipates completing the transaction in the third quarter of 2018. Completion of the transaction is conditional upon obtaining approvals from the Toronto Stock Exchange, the NASDAQ stock market, and certain gaming and other regulatory authorities, as well as other customary closing conditions. Approval of the transaction by The Stars Group’s shareholders will not be a requirement or condition to complete the transaction.

The Stars Group will retain SBG’s rights under certain commercial, licensing and marketing arrangements with Sky. Certain of these arrangements currently cover the United Kingdom, Italy, and Germany, as applicable, and include a framework to cover additional mutually agreed upon regulated geographies in the future.

Further Information

For further details of the Material Change (including in respect of forward-looking statements relating thereto), please see the News Release attached as Schedule “A” hereto.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact:

David Gruberg

Vice President, Legal Affairs

1-786-475-9754

9.	Date of Report

April 27, 2018

SCHEDULE “A”

(See attached)

THE STARS GROUP TO ACQUIRE SKY BETTING & GAMING FOR $4.7 BILLION

Landmark Transaction Combines Two Leaders in Online Gaming

TORONTO – April 21, 2018 – The Stars Group Inc. (NASDAQ: TSG; TSX: TSGI) (“The Stars Group” or “the Company”) announced today that it has agreed to acquire Sky Betting & Gaming (“SBG”) from CVC Capital Partners (“CVC”) and Sky plc (LSE: SKY) (“Sky”) in a cash and stock transaction valued at $4.7 billion. This combination will result in the world’s largest publicly listed online gaming company.

“The acquisition of Sky Betting & Gaming is a landmark moment in The Stars Group’s history,” stated Rafi Ashkenazi, the Company’s Chief Executive Officer. “SBG operates one of the world’s fastest growing sportsbooks and is one of the United Kingdom’s leading gaming providers. SBG’s premier sports betting product is the ideal complement to our industry-leading poker platform. The ability to offer two low-cost acquisition channels of this magnitude provides The Stars Group with great growth potential and will significantly increase our ability to create winning moments for our customers.”

Mr. Ashkenazi concluded, “Following this transaction, The Stars Group will have significantly enhanced scale and a highly-regarded global brand portfolio. As a result, we are well positioned to realize our vision of becoming the world’s favorite iGaming destination.”

This acquisition will provide The Stars Group with multiple operational and financial benefits, including:

•	Greater revenue diversification and significantly enhanced exposure to sports betting, the world’s largest and fastest growing online gaming segment, as the majority of SBG’s revenues are generated by sports betting.

•	An increased presence in regulated markets, particularly within the United Kingdom, the world’s largest regulated online gaming market.

•	The development of sports betting as a second low-cost customer acquisition channel, complementing The Stars Group’s core poker business and enabling more effective cross-sell to players across multiple verticals.

•	Improved products and technology as a result of the addition of SBG’s innovative casino and sports book offerings, and portfolio of popular mobile apps.

•	Identified cost synergies of at least $70 million per year.

SBG is currently home to the United Kingdom’s largest active online player base and, with over 80% of revenues generated from mobile devices, is a leading mobile betting and gaming operator. In partnership with Sky, Europe’s leading sports broadcaster and media company, SBG has developed some of online gaming’s most well-known brands, most notably Sky Bet, Sky Vegas and Sky Casino. SBG’s unaudited annual revenue was £624 million and unaudited adjusted EBITDA1 was £202 million in the 12-month period ended December 31, 2017, representing compounded annual growth rates of approximately 46% and 51%, respectively, over the prior two years. SBG was the United Kingdom’s fastest growing established online gaming operator over this period. Following the acquisition, The Stars Group’s leadership will draw from two well-respected and highly experienced teams and SBG’s Yorkshire base will operate as a major hub of the enlarged group.

“We are delighted to join forces with The Stars Group,” said Richard Flint, Sky Betting & Gaming’s Chief Executive Officer. “We have had a fantastic last few years and would like to thank CVC and Sky for supporting us in becoming a leading online operator in the UK. This transaction allows us to offer our best-in-class products to a truly global audience. We’re excited about our future together.”

[1]	Adjusted EBITDA is net earnings before financial expenses, income taxes expense (recovery), depreciation and amortization, restructuring and certain other items.

Pev Hooper, Partner at CVC, said, “Richard and his team have done a fantastic job building Sky Betting & Gaming into one of the UK’s largest and fastest growing operators. We have thoroughly enjoyed working closely with the team and our partners at Sky. This combination with The Stars Group opens a new and exciting chapter for SBG to accelerate its international growth, and we look forward to continuing the journey as a shareholder in the combined group.”

Andrew Griffith, Group Chief Operating Officer of Sky, said, “This agreement is an important milestone in SBG’s growth story and a testament to what we and the whole SBG team have achieved. We look forward to the next chapter and continuing our long-term partnership with SBG as part of The Stars Group.”

The Stars Group’s announced acquisitions since the beginning of 2018 will significantly diversify the Company’s revenue base. On a pro forma basis to include the anticipated acquisitions of SBG, CrownBet and William Hill Australia, the Company’s 2017 revenue mix by product would have been 37% poker, 34% sportsbook and 26% casino2. On the same basis, 75% of The Stars Group’s 2017 revenues would have been generated within locally regulated or taxed markets.

Transaction Details

Under the terms of the acquisition agreement and based on the closing price of The Stars Group’s common stock on April 20, 2018, the transaction has an enterprise value of approximately $4.7 billion, of which $3.6 billion is payable in cash and the remainder is payable in approximately 37.9 million newly-issued common shares. The new shares will represent approximately 20% of The Stars Group’s issued and outstanding common shares giving effect to the transaction and the anticipated acquisitions of CrownBet and William Hill Australia. Substantially all of the common shares issued to the sellers will be subject to certain transfer restrictions for a minimum of six months, subject to customary exceptions. The transaction values SBG at a multiple of 12.8x unaudited adjusted LTM EBITDA, including expected run-rate cost synergies3. The Stars Group estimates that the transaction will be neutral to adjusted earnings per share on a diluted basis in the first full year following its completion and have a positive impact thereafter.

The Stars Group has obtained fully committed debt financing of approximately $6.9 billion including $5.1 billion of first lien term loans, $1.4 billion of senior unsecured notes and a $400 million revolving credit facility. The funded proceeds of $6.5 billion will be used for the cash portion of the transaction consideration, refinancing the Company’s existing first lien term loan and repaying SBG’s outstanding debt.

The Stars Group’s Board of Directors unanimously approved the transaction. The Stars Group currently anticipates completing the transaction in the third quarter of 2018. Completion of the transaction is conditional upon obtaining customary approvals from the Toronto Stock Exchange, Nasdaq, and certain gaming and other regulatory authorities, as well as the completion of other customary closing conditions. Approval of the transaction by The Stars Group’s shareholders will not be a requirement or condition to close.

The Stars Group will retain SBG’s rights under certain commercial, licensing and marketing arrangements with Sky. Certain of these arrangements currently cover the United Kingdom, Italy, and Germany, as applicable, and include a framework to cover additional mutually agreed upon regulated geographies in the future.

[2]	Excludes other revenues.
[3]	Adjusted EBITDA of £213 million in the 12-month period ended March 31, 2018, and run-rate cost synergies of £70m.

Morgan Stanley & Co. LLC and PJT Partners LP acted as financial advisors to The Stars Group and its Board of Directors, and Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, Macquarie Capital (USA) Inc. and Morgan Stanley & Co. LLC provided the committed debt financing. PJT Partners LP also advised The Stars Group on the debt financing associated with the transaction. Gibson, Dunn & Crutcher LLP and Blake, Cassels & Graydon LLP acted as co-counsel to The Stars Group in connection with the transaction. Paul, Weiss, Rifkind, Wharton & Garrison LLP acted as legal advisor to The Stars Group on the debt financing associated with the transaction.

Unless otherwise indicated, all references in this news release to “$” are to U.S. dollars and “£” are to Great Britain pounds sterling.

Investor Conference Call

An investor conference call will take place at approximately 8:30 am ET, April 23, 2018. To access via tele-conference, please dial +1 877-407-6169 or +1 201-689-8797 ten minutes prior to the scheduled start of the call. The Conference ID number is 13679251.

The playback will be made available two hours after the event at +1 844-512-2921 or +1 412-317-6671. The Conference ID number is 13679193.

To access the webcast please use the following link: http://public.viavid.com/index.php?id=129505

About The Stars Group

The Stars Group is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. The Stars Group directly or indirectly, including through its Stars Interactive Group division, owns gaming and related consumer businesses and brands, such as PokerStars, PokerStars Casino, BetStars, Full Tilt, and the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK live poker tour and event brands. These brands together have millions of registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Stars Group, through certain of these and other brands, also offers non-poker gaming products, including casino and sportsbook. The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, Australia, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

About CVC Capital Partners

CVC Capital Partners is a leading private equity and investment advisory firm. Founded in 1981, CVC today has a network of 23 offices and approximately 400 employees throughout Europe, Asia and the U.S. To date, CVC has secured commitments of over $107 billion from some of the world’s leading institutional investors across its private equity and credit strategies. In total, CVC currently manages over $65 billion of assets. Today, funds managed or advised by CVC are invested in 50 companies worldwide, employing c.310,000 people in numerous countries. Together, these companies have combined annual sales of over $70 billion.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, as it relates to The Stars Group’s acquisition of Sky Betting & Gaming as referenced herein, as well as certain expectations with respect to the same and certain future operational and growth plans and strategies. Forward-looking statements and information can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply”, “assumes”, “goal”, “likely” and similar references to future periods or the negatives of these words and expressions. These statements and information, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect The Stars Group, its subsidiaries, and its and their customers and industries. Although The Stars Group and management believe the expectations reflected in such forward-looking statements and information are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements and information are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties relating to the transaction described in this news release include, but are not limited to: (i) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all, (ii) the required regulatory approvals are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction, (iii) the risk that a condition to closing of the transaction may not be satisfied, (iv) potential litigation relating to the proposed transaction that could be instituted against the parties or their respective directors, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (vii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (viii) negative effects of the announcement or the consummation of the transaction on the market price of The Stars Group’s common stock, (ix) risks relating to the value of the The Stars Group shares to be issued in the transaction and uncertainty as to the long-term value of The Stars Group’s common stock, (x) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of The Stars Group’s operations after the consummation of the transaction and on the other conditions to the completion of the transaction, (xi) the risks and costs associated with, and the ability of The Stars Group to, integrate the businesses successfully and to achieve anticipated synergies, (xii) the risk that disruptions from the proposed transaction will harm the parties’ businesses, including current plans and operations, (xiii) the ability of the parties to retain and hire key personnel, (xiv) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, applicable laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the proposed transaction or cause the terms of the proposed transaction to be modified, (xv) the impact of the heavily regulated industry in which the parties operate and carry on business, (xvi) risks related to tax matters, and (xvii) management’s response to any of the aforementioned factors. Other applicable risks and uncertainties include, but are not limited to, those identified in The Stars Group’s annual information form for the year ended December 31, 2017, including under the heading “Risk Factors and Uncertainties”, and in management’s discussion and analysis for the year ended December 31, 2017, including under the headings “Risk Factors and Uncertainties”, “Limitations of Key Metrics and Other Data” and “Key Metrics”, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and The Stars Group’s website at www.starsgroup.com, and in other filings that The Stars Group has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements or information. Any forward-looking statement or information speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For investor relations, please contact:

Tim Foran

Tel: +1 416-986-8515

ir@starsgroup.com

For media inquiries, please contact:

Eric Hollreiser

Press@starsgroup.com